UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 331st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 26th, 2018

1. DATE, TIME and PLACE: February 26th, 2018, at 5 p.m., at Telefõnica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções neighborhood, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was issued in accordance to the Bylaws. The meeting was attended by the Directors of the Board of Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”) that sign this minute, representing a quorum required in accordance with the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was also present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: After the exam and debate of the matter included in the Agenda, the members of the Board of Directors present at the meeting decided as described below:

4.1. ELECTION OF MEMBER FOR THE BOARD OF DIRECTORS OF THE COMPANY: Approved the election of Mr. Luis Miguel Gilpérez López, Spanish, married, industrial engineer, holder of the Spanish passport no. AAF260969, resident and domiciled in Madrid, Spain, with a business address at Ronda de la Comunicación s/nº, Edificio Sur 2, plant 3, in the City of Madrid, Spain, 28050, for the position of member of the Company's Board of Directors which was temporarily vacant due to the resignation of Mr. Luis Francisco Javier Batista Ibargüen on February 16, 2018, in addition to the current mandate. The term of office of the Board Member hereby elected starts on this date and will end on the date of the Annual Shareholders’ Meeting to be held in 2019.

Furthermore, the Board Member hereby elected informed the Board of Directors that he was not under legal impediments to the exercise of his position and that he was in a position to sign the declaration of clearing referred to in paragraph 4 of art. 147 of Law No. 6404/76, as amended ("Brazilian Corporate Law") and CVM Instruction 367/2002. The aforementioned director will be invested in his position by signing an instrument of investiture, which will be filed at the Company's headquarters.

The Board member hereby elected is a resident and domiciled abroad and has constituted a proxy in Brazil under the terms of paragraph 2 of article 146 of the Brazilian Corporate Law.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 331st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 26th, 2018

5. CLOSING: Since there was no other business to be transacted, the Chairman of the Board of Directors declared the meeting closed and these minutes were drawn up. São Paulo, February 26th, 2018. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima; Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors, Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 331st meeting of the Board of Directors of Telefônica Brasil S.A., held on February 26th, 2018, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 26, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director